UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May,2025

Commission File Number 001-42656

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Grupo Cibest S.A.
(Translation of registrant’s name into English)

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Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo CIBEST S.A. (Registrant)

Date May 19, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

May 19, 2025
Medellín, Colombia

GRUPO CIBEST S.A. ANNOUNCES THAT IT HAS STARTED A LIQUIDITY PROGRAM IN COLOMBIA WITH CREDICORP CAPITAL COLOMBIA FOR ITS ORDINARY AND PREFERRED SHARES

Grupo Cibest S.A. announces that, in accordance with the provisions of Article 2.9.17.1.8 of Colombian Decree 2555 of 2010, it has contracted a liquidity program in Colombia for its common shares and its preferred shares without voting rights, under a contract with Credicorp Capital Colombia.

This program seeks to increase the number of transactions involving Grupo Cibest’s shares through purchase and sale orders entered by Credicorp Capital Colombia in the stock market, enabling price formation.

These mechanisms contribute to promoting liquidity and mitigating volatility in stock trading, facilitating market entry and exit mechanisms for investors.
Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
ir@Grupocibest.com.co	ir@Grupocibest.com.co

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